

July 26, 2012

<u>Via E-mail</u>

Mr. Christian Ahrens
Legend Acquisition Sub, Inc.
c/o One Equity Partners V, L.P.
320 Park Avenue
New York, New York 10022

Re: MModal Inc.
Schedule TO-T submitted by One Equity Partners V, L.P. et al.
Filed on July 17, 2012
Schedule TO-T/A filings submitted by One Equity Partners V, L.P. et al.
Filed on July 24 and July 25, 2012
File No. 005-86102

Dear Mr. Ahrens:

We have reviewed the above-captioned filings, as well as the correspondence sent in reply to our initial comment letter dated July 21, 2012, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter by amending your filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please explain why such a response would be inappropriate in your reply. After reviewing any further filing amendments and/or written responses in reply to these comments, we may have additional comments.

<u>Schedule TO-T</u>

<u>Withdrawal Rights, page 10</u>

1. We noticed that determinations made by the offerors regarding the form and validity of any notice of withdrawal will be considered "final and binding." Please revise to clarify that security holders may challenge the offerors' determinations in a court of competent jurisdiction. In addition, please make corresponding revisions beneath the heading titled "Determination of Validity," especially given the representation that the offerors' "interpretation of the terms and conditions of the Offer" will be final and binding.

   <u>Financial Projections, page 15</u>

2. We noticed the assertion that "[n]one of the Parent, the Purchaser….or any of their respective affiliates or representatives assumes any responsibility for the accuracy of the Projections…even in the event that any or all of the assumptions underlying the Projections are shown to be in error." While the inclusion of cautionary language

surrounding the presentation of financial projection information is permissible, it remains objectionable for the offerors to disclaim responsibility or liability for the disclosures contained within a publicly filed offer document that bears their signatures. Please revise to delete the disclaimer or otherwise remove the inference that the offerors are not responsible for the disclosures within the Offer to Purchase and Schedule TO.

3. We noticed the disclosure that the "Projections are being provided in this document only because MModal made them available to the Parent and the Purchaser in connection with their due diligence review of MModal." While this statement appears to be responsive to Item 10(e)(1)(D) of Regulation S-K, it does not appear to satisfy the offerors' disclosure obligation under Item 10(e)(1)(C) of Regulation S-K given that no statement appears to have been made regarding the usefulness to investors of the non-GAAP financial measures regarding MModal's financial condition and results of operation. Please revise to comply with this provision, or advise.

Certain Conditions of the Offer, page 45

4. We have reviewed the response to prior comment number one, and disagree with the analysis and conclusion. As an initial matter, the Commitment Parties seem to have included conditions within the Debt Commitment Letter that could be asserted regardless of whether the conditions to which the tender offer is subject (with the exception of the Financing Proceeds Condition) have been satisfied. Consequently, it appears that circumstances could arise where the Commitment Parties lawfully decide to not deliver the funds, without committing a breach of any enforceable obligation, while the tender offer conditions (with the exception of the Financing Proceeds Condition) will have otherwise been satisfied. In apparent recognition of this fact, the offerors have included the Financing Proceeds Condition rather than rely upon the other tender offer conditions or the strength of the Debt Commitment Letter to limit their financial obligations and legal exposure in the event the funds are not delivered. Given that the Commitment Parties have reserved the right to not deliver the funds based on terms that may differ from the terms upon which the offerors may cancel their obligation to pay for tendered shares, a material uncertainty exists with respect to the offer. When the transaction financing becomes a certainty, a material change will therefore occur in the information previously disclosed that will require the offerors to promptly file and disseminate an amendment to the Schedule TO advising security holders of the change. To the extent the offerors wish to delete or waive the Financing Proceeds Condition (and not otherwise include a similar protection), however, the offer will be treated as if it were fully financed provided that the waiver or deletion of such condition occurs within five business days of offer expiration. A material change will not be deemed to have occurred when the offerors receive the actual funds from the Commitment Parties if the tender offer is viewed as being fully financed a full five business days before offer expiration.

5. We have reviewed the response to prior comment number two, and disagree with the analysis and conclusion. As an initial matter, we do not believe that a material distinction exists between what the offerors have characterized as a "funding" condition versus the "financing" condition referenced in Instruction 2 to Item 10 of Schedule TO. Due to the contingencies associated with the offerors' receipt of funds needed to purchase tendered securities, not the least of which includes the offerors' conditioning of their tender offer upon the actual receipt of such funds, we believe that the "safe harbor" provision to Instruction 2 to Item 10 of Schedule TO is unavailable. Consequently, the financial condition and creditworthiness of the offerors may be material to investors in order to assist them in judging the viability of the tender offer and in making an informed investment decision. Notwithstanding the arguments which have been advanced regarding the immateriality of the offerors' financial statements, which still remain under review, advise us, with a view toward revised disclosure, as to what consideration has been given to disclosing the offerors' estimated net worth, major assets and intended sources and alternative sources of funds to pay the interest and principal that will become due and payable on the indebtedness expected to be incurred.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act
of1934 and all applicable Exchange Act rules require. Since the filing persons are in possession
of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

If you have any questions or require further assistance, you may contact me at 202.551.3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions